20008925

)N

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | August 31, 2020 |
| Estimated average burden hours per response | 12.00 |

| SEC FILE NUMBER |
|---|
| 8-69640 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EF Legacy Securities, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 South First Street, Suite 600
(No. and Street)

Louisville (City) KY (State) 40202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward Mercier - 925-478-7790

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

4601 DTC Boulevard, Suite 700 (Address) Denver (City) CO (State) 80237 (Zip Code)

SEC Mail Processing
MAR 05 2020
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Edward Mercier, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EF Legacy Securities, LLC, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

PLEASE SEE ATTACHED NOTARY CERTIFICATE

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# California Jurat Certificate

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

**State of California**

**County of** Alameda } s.s.

Subscribed and sworn to (or affirmed) before me on this 2 day of March (Month),

2020, by EDWARD MERCIER (Name of Signer (1)) and

_______________ (Name of Signer (2)), proved to me on the basis of

satisfactory evidence to be the person(s) who appeared before me.

Romé Verma
Signature of Notary Public

For other required information (Notary Name, Commission No. etc.)

Seal

*OPTIONAL INFORMATION*

*Although the information in this section is not required by law, it could prevent fraudulent removal and reattachment of this jurat to an unauthorized document and may prove useful to persons relying on the attached document.*

## Description of Attached Document

The certificate is attached to a document titled/for the purpose of

Oath or Affirmation
Annual Audited Report.

containing ______ pages, and dated ______________

**Additional Information**

Method of Affiant Identification

Proved to me on the basis of satisfactory evidence:
○ form(s) of identification ○ credible witness(es)

Notarial event is detailed in notary journal on:

Page # _____ Entry # _____

Notary contact: ______________

Other

☐ Affiant(s) Thumbprint(s) ☐ Describe: ______

© 2009-2015 Notary Learning Center - All Rights Reserved You can purchase copies of this form from our web site at www.TheNotarysStore.com

## EF Legacy Securities, LLC

**TABLE OF CONTENTS**

This report** contains (check all applicable boxes):



*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SPICER JEFFRIES LLP
Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
EF Legacy Securities, LLC

### Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of EF Legacy Securities, LLC (the "Company") as of December 31, 2019, the related statements of operations, changes in member's equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

msi Global Alliance
Independent Legal & Accounting Firms

**Supplemental Information**

The Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

Spicer Jeffries LLP

We have served as EF Legacy Securities, LLC's auditor since 2019.

Denver, Colorado
February 27, 2020

**EF LEGACY SECURITIES, LLC**

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019
(in thousands)

| | | |
|---|---|---|
| Cash | $ | 623 |
| Receivables from product sponsors | | 320 |
| Other assets and prepaid expenses | | 59 |
| Total assets | $ | 1,002 |
| | | |
| Liabilities: | | |
| Accounts payable and accrued liabilities | $ | 27 |
| Payable to affiliate | | 42 |
| Total liabilities | | 69 |
| | | |
| Member's equity | | 933 |
| Total liabilities and ownership equity | $ | 1,002 |

See accompanying notes to the financial statements.

**EF LEGACY SECURITIES, LLC**

STATEMENT OF OPERATIONS
DECEMBER 31, 2019
(in thousands)

| | | |
|---|---|---|
| Income: | | |
| Commission revenue | $ | 1,623 |
| Interest | | 3 |
| | | 1,626 |
| Expenses: | | |
| Service charges from affiliates | | 582 |
| Regulatory fees | | 88 |
| Legal, accounting and professional fees | | 44 |
| Other general and administrative | | 214 |
| | | 928 |
| Net income | $ | 698 |

See accompanying notes to the financial statements.

**EF LEGACY SECURITIES, LLC**

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2019
(in thousands)

| | | |
|---|---|---|
| **Cash flows from operating activities:** | | |
| Net income | $ | 698 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Net change in: | | |
| Receivables from product sponsors | | (83) |
| Other assets and prepaid expenses | | 66 |
| Accounts payable and accrued liabilities | | (25) |
| Payable to affiliate | | (173) |
| Total adjustments to reconcile net income to net cash provided by operating activities: | $ | 483 |
| **Cash flows from financing activities:** | | |
| Distributions | $ | (1,360) |
| **Cash at beginning of year** | $ | 1,500 |
| **Cash at end of year** | $ | 623 |

See accompanying notes to the financial statements.

**EF LEGACY SECURITIES, LLC**

STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2019
(in thousands)

| | | |
|---|---|---|
| **Balance, beginning of year** | $ | 1,595 |
| Net income | | 698 |
| Distributions | | (1,360) |
| **Balance, end of year** | $ | 933 |

See accompanying notes to the financial statements.

## EF LEGACY SECURITIES, LLC

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2019
(in thousands)

| | | |
|---|---|---|
| **Balance, beginning of year** | $ | - |
| Increases | | - |
| Decreases | | - |
| **Balance, end of year** | $ | - |

See accompanying notes to the financial statements.

## 1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Organization*

EF Legacy Securities, LLC ("the Company") is a wholly-owned subsidiary of Aria Retirement Solutions, Inc. ("ARIA", "Parent"). Prior to October 15, 2019, the Company was a wholly-owned subsidiary of The Edelman Financial Engines Center, LLC ("TEFEC", "Parent"). While owned by TEFEC, the ultimate parent company in the organizational structure through a series of holding companies was Edelman Financial Engines, L.P. ("the Partnership"). Edelman Financial Services, LLC ("EFS") was an affiliated wholly-owned subsidiary of TEFEC. ARIA and EFS provided administrative services to the Company related to accounting, legal, compliance, and other administrative responsibilities during 2019.

*Nature of Operations*

The Company, a Delaware limited liability company, is a broker-dealer registered with Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company primarily engages in providing investment services to its clients related to mutual fund and variable annuity investments made on an application-way basis.

*Use of Estimates*

The preparation of the financial statements in conformity with generally accepted accounting principles in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements and the amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

*Fair Value*

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company may use various valuation approaches, including market, income and/or cost approaches. The fair value hierarchy requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is a market-based measure considered from the perspective of a market participant. Accordingly, even when market assumptions are not readily available, the Company's own assumptions reflect those that market participants would use in pricing the asset or liability at the measurement date. The fair value measurement accounting guidance describes the following three levels used to classify fair value measurements.

Level 1: unadjusted quoted prices in active markets for identical assets or liabilities that are accessible by the Company

Level 2: quoted prices for similar assets and liabilities in an active market, quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly

Level 3: unobservable inputs that are significant to the fair value of the assets or liabilities

The availability of observable inputs can vary and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to a fair value measurement requires judgment and consideration of factors specific to the asset or liability.

The fair value of financial instruments not carried at fair value include the Company's receivables and payables and were estimated to approximate carrying value due to their short-term nature and are classified as Level 2 of the fair value hierarchy.

*Receivables*

Accounts receivable ("receivables from product sponsors") are stated at their realizable value. All of the Company's receivables are non-interest bearing. The Company did not record any allowance for doubtful accounts as of December 31, 2019.

*Income Taxes*

The Company is treated as a disregarded entity for federal and state income tax purposes. Accordingly, the income of the Company is included in the taxable income of the Partnership.

*Commissions Revenue*

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service.

The Company generates sales-based and trailing commissions revenue:

- Sales-based commissions revenue is recognized on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is fulfilled on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to/from the customer. Sales-based commissions revenue varies by investment product and is based on a percentage of an investment product's current market value at the time of purchase.

- Trailing commissions revenue is variable and is recognized over time, which is typically monthly or quarterly. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the mutual fund and variable annuities, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known.

*New Authoritative Accounting Guidance*

In February 2016, the FASB issued authoritative guidance on the accounting for leases. The new standard requires lessees to recognize right-of-use assets and lease liabilities on the balance sheet for the rights and obligations created by all qualifying leases. The new guidance became effective for interim and annual periods beginning on January 1, 2019. The adoption of the amended accounting guidance did not have an impact on the Company's financial statements.

In June 2016, the FASB amended the accounting guidance on accounting for credit losses. The amended guidance requires measurement of all expected credit losses for commitments to extend credit held at the reporting date. For financial assets measured at amortized cost, factors such as historical experience, current conditions, and reasonable and supportable forecasts will be used to estimate expected credit losses. The new guidance will be effective for the Company on January 1, 2020; early adoption is permitted. The Company does not expect the adoption of the new guidance to have a material impact on the financial statements.

## 2. COMMITMENTS AND CONTINGENCIES

The securities industry is subject to extensive regulation under federal, state and applicable international laws. The Company is also subject to periodic regulatory examinations and inspections.

**Estimated Liabilities**

The Company reviews its lawsuits, regulatory inquiries and other legal proceedings, if any, on an ongoing basis and provides disclosure and records loss contingencies in accordance with the loss contingencies accounting guidance. The Company establishes an accrual for losses at management's best estimate when it assesses that it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. The Company monitors these matters for developments that would affect the likelihood of a loss and the accrued amount, if any, and adjusts the amount as appropriate.

## 3. CONCENTRATIONS OF RISK AND MAJOR CUSTOMERS

Financial assets that potentially subject the Company to concentrations of credit risk primarily consist of receivables from product sponsors.

Revenue from three product sponsors in which the Company transacts application-way business represented 64% of total revenue for 2019.

The Company is subject to risk to the extent that its deposits with commercial banks exceed the Federal Deposit Insurance Corporation ("FDIC") insurable limit of $250 thousand. As of December 31, 2019, the Company had $373 thousand in excess of FDIC insured limits. Management does not consider this risk to be significant.

## 4. RELATED PARTY TRANSACTIONS

The Company entered into an agreement with ARIA and EFS during the year for certain administrative services and facilities costs. As part of this arrangement, certain employees of ARIA and EFS provided administrative services to the Company related to accounting, legal, compliance, and other administrative

responsibilities. The Company and ARIA and EFS agreed to reasonable allocation of costs charged to the Company for services provided by the ARIA and EFS employees. Accordingly, the financial statements may not necessarily be indicative of the financial position and operations that would have existed had the Company been operated as an unaffiliated entity. Amounts charged to the Company for these services in 2019 were $582 thousand and are presented as service charges on the Statement of Operations. Total amounts owed to ARIA as of December 31, 2019 were $42 thousand.

## 5. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 as a registered broker-dealer. As of December 31, 2019, the Company had net capital, as defined, of $554 thousand, which was $549 thousand in excess of the required minimum net capital of $5 thousand. As of December 31, 2019, the Company had aggregate indebtedness of $69 thousand and its aggregate indebtedness to net capital ratio was 0.13 to 1.

The Company made distributions of capital totaling $250 thousand to ARIA and $1.1 million to TEFEC during 2019.

## 6. SUBSEQUENT EVENTS

In connection with the preparation of its financial statements for the year ended December 31, 2019, the Company has evaluated events that occurred subsequent to December 31, 2019 to determine whether any of these events required recognition or disclosure in the 2019 financial statements. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.

SUPPLEMENTARY INFORMATION

# EF LEGACY SECURITIES, LLC

## COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
(dollars in thousands)

| | | |
|---|---|---|
| Net capital: | | |
| Total member's equity per the accompanying financial statements | $ | 933 |
| Nonallowable assets | | |
| Nonallowable receivables | | 320 |
| Other nonallowable assets | | 59 |
| Total nonallowable assets | | 379 |
| Net capital before haircuts on securities positions | | 554 |
| Haircuts on securities positions | | - |
| Net capital | $ | 554 |
| **Aggregate indebtedness:** | | |
| Payable to parent and affiliates | $ | 42 |
| Accounts payable and accrued liabilities | | 27 |
| Total aggregate indebtedness | $ | 69 |
| **Computation of basic net capital requirement:** | | |
| Minimum net capital required (6-2/3% of aggregate indebtedness) | $ | 5 |
| Minimum dollar net capital requirement of reporting broker-dealer | $ | 5 |
| Minimum net capital requirement (greater of two minimum requirement amounts) | $ | 5 |
| Net capital in excess of minimum required | $ | 549 |
| Ratio of aggregate indebtedness to net capital | | 0.125 |

There are no differences between the above computation of net capital and the corresponding computation of net capital as submitted by the Company with the unaudited Form X-17a-5, Part IIA, as of December 31, 2019 filed on January 27, 2020. Therefore, no reconciliation of the two computations is deemed necessary.

See Report of Independent Registered Public Accounting Firm.

SPICER JEFFRIES LLP
Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
EF Legacy Securities, LLC

We have reviewed management's statements, included in the accompanying management statement regarding compliance with Rule 15c3-3 exemption report, in which (1) EF Legacy Securities, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)( i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Spicer Jeffries LLP

Denver, Colorado
February 27, 2020

msi Global Alliance

# EF LEGACY SECURITIES, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMAITON RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DELAERS PURSUNT TO RULE 15c3-3
UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2019

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

SPICER JEFFRIES LLP
Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member of
EF Legacy Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2019, which were agreed to by EF Legacy Securities, LLC (the "Company"), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2019, with the amounts reported in Form SIPC-7 for the year ended December 31, 2019 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

msi Global Alliance

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Spicer Jeffries LLP

Denver, Colorado
February 27, 2020

**SIPC-7** (36-REV 12/18)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

**SIPC-7** (36-REV 12/18)

## General Assessment Reconciliation

For the fiscal year ended 12/31/2019
(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

EF Legacy Securities, LLC
222 South 1st Street
Suite 600
Louisville, KY 40202

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Chris Roberts 415-940-7009

2. A. General Assessment (item 2e from page 2) $4

B. Less payment made with SIPC-6 filed (**exclude interest**) ( )

Date Paid ______

C. Less prior overpayment applied (518)

D. Assessment balance due or (overpayment) 0

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $(514)

G. **PAYMENT: √ the box**
**Check mailed to P.O. Box** ☐ **Funds Wired** ☐ **ACH** ☐
**Total (must be same as F above)** $______

H. Overpayment carried forward $( 514 )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

EF Legacy Securities, LLC
(Name of Corporation, Partnership or other organization)

Christopher Roberts
(Authorized Signature)

Dated the 11 day of February, 20 20.

FINOP
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

**SIPC REVIEWER**

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

## DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2019
and ending 12/31/2019

| Item No. | Eliminate cents |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $1,625,801 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | 1,623,135 |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation) | |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______ | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______ | |
| Enter the greater of line (i) or (ii) | |
| Total deductions | |
| 2d. SIPC Net Operating Revenues | $2,666 |
| 2e. General Assessment @ .0015 | $4 |
| | (to page 1, line 2.A.) |